UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the transition period from              to             .

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson Retirement Savings Plan for Salaried Employees

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.

3700 West Juneau Avenue

Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Harley-Davidson Retirement Savings Plans (the “Plans”) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for Salaried Employees

Date: June 24, 2011	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Date: June 24, 2011	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Date: June 24, 2011	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for York Hourly Bargaining Unit Employees

Date: June 24, 2011	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson Retirement Savings Plans

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Harley-Davidson Retirement Plans Committee

of Harley-Davidson, Inc.

We have audited each of the accompanying statements of assets available for benefits of the Harley-Davidson retirement savings plans (each a “Plan” and together the “Plans” as defined in the Notes to the Financial Statements) as of December 31, 2010 and 2009, and the related statements of changes in assets available for benefits for each Plan for the years then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the plans referred to above present fairly, in all material respects, the assets available for benefits of each Plan at December 31, 2010 and 2009, and the changes in their assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements for each plan and, in our opinion, is fairly stated in all material respects in relation to the financial statements for each Plan taken as a whole.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin

June 24, 2011

Harley-Davidson Retirement Savings Plans

Statement of Assets Available for Benefits

December 31, 2010

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Bargaining Unit Employees (Plan No. 008)	Harley-Davidson Buell Motorcycle Company Retirement Savings Plan (Plan No. 002)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$347,911,870	$147,400,727	$9,209,580	$67,527,867	$—

Receivables:
Notes receivable from participants	3,812,722	4,234,100	636,839	1,538,216	—
Company contribution receivable	7,454,343	908,335	146,052	1,148,986	—

Total receivables	11,267,065	5,142,435	782,891	2,687,202	—

Assets available for benefits at fair value	359,178,935	152,543,162	9,992,471	70,215,069	—

Adjustment from fair value to contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(276,193)	(238,396)	(6,041)	(44,172)	—

Assets available for benefits	$358,902,742	$152,304,766	$9,986,430	$70,170,897	$—

Harley-Davidson Retirement Savings Plans

Statement of Assets Available for Benefits

December 31, 2009

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Bargaining Unit Employees (Plan No. 008)	Harley-Davidson Buell Motorcycle Company Retirement Savings Plan (Plan No. 002)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$300,836,537	$125,806,031	$7,476,244	$64,808,601	$6,254,439

Receivables:
Notes receivable from participants	3,658,497	4,581,514	600,838	1,750,157	141,285
Company contribution receivable	1,627,681	—	—	—	21,318

Total receivables	5,286,178	4,581,514	600,838	1,750,157	162,603

Assets available for benefits at fair value	306,122,715	130,387,545	8,077,082	66,558,758	6,417,042

Adjustment from fair value to contract value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	721,211	516,853	13,731	116,351	16,471

Assets available for benefits	$306,843,926	$130,904,398	$8,090,813	$66,675,109	$6,433,513

Harley-Davidson Retirement Savings Plans

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2010

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Bargaining Unit Employees (Plan No. 008)	Harley-Davidson Buell Motorcycle Company Retirement Savings Plan (Plan No. 002)
Additions:
Income:
Investment income of Harley-Davidson Retirement Savings Master Trust (Note 3)	$52,971,994	$19,788,317	$1,384,511	$10,770,049	$691,942
Interest on notes receivable from participants	217,822	250,295	32,299	92,870	2,219

Total Income	53,189,816	20,038,612	1,416,810	10,862,919	694,161

Contributions:
Participant	18,893,164	6,516,600	807,710	3,797,353	18,084
Participant rollovers	510,942	208,489	232	—	—
Company	7,454,343	908,335	146,052	1,148,986	—

Total contributions	26,858,449	7,633,424	953,994	4,946,339	18,084

Total additions	80,048,265	27,672,036	2,370,804	15,809,258	712,245

Deductions:
Benefit payments and withdrawals	32,245,348	6,242,438	468,566	12,300,079	2,866,173
Administrative expenses	23,030	29,230	6,621	13,391	656

Total deductions	32,268,378	6,271,668	475,187	12,313,470	2,866,829

Net increase (decrease) before merger of Plans	47,779,887	21,400,368	1,895,617	3,495,788	(2,154,584)
Merger of Plans	4,278,929	—	—	—	(4,278,929)

Net increase (decrease)	52,058,816	21,400,368	1,895,617	3,495,788	(6,433,513)
Assets available for benefits at beginning of year	306,843,926	130,904,398	8,090,813	66,675,109	6,433,513

Assets available for benefits at end of year	$358,902,742	$152,304,766	$9,986,430	$70,170,897	$—

Harley-Davidson Retirement Savings Plans

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2009

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Bargaining Unit Employees (Plan No. 008)	Harley-Davidson Buell Motorcycle Company Retirement Savings Plan (Plan No. 002)
Additions:
Income:
Investment income of Harley-Davidson Retirement Savings Master Trust (Note 3)	$72,503,187	$27,618,341	$1,853,419	$15,994,314	$1,573,663
Interest on notes receivable from participants	263,226	302,220	31,996	123,936	9,077

Total income	72,766,413	27,920,561	1,885,415	16,118,250	1,582,740

Contributions:
Participant	20,467,703	7,138,548	831,182	5,671,193	656,207
Participant rollovers	668,553	27,485	—	31,106	—
Company	1,633,992	688	—	11,684	4,773

Total contributions	22,770,248	7,166,721	831,182	5,713,983	660,980

Total additions	95,536,661	35,087,282	2,716,597	21,832,233	2,243,720

Deductions:
Benefit payments and withdrawals	29,557,995	6,201,314	345,840	3,285,312	1,042,289
Administrative expenses	20,151	18,519	6,185	12,254	2,284

Total deductions	29,578,146	6,219,833	352,025	3,297,566	1,044,573

Net increase before transfers from (to) other Plans	65,958,515	28,867,449	2,364,572	18,534,667	1,199,147
Transfers from (to) other Plans	288,923	(455)	(150)	(7,154)	(281,165)

Net increase	66,247,438	28,866,994	2,364,422	18,527,513	917,982
Assets available for benefits at beginning of year	240,596,488	102,037,404	5,726,391	48,147,596	5,515,531

Assets available for benefits at end of year	$306,843,926	$130,904,398	$8,090,813	$66,675,109	$6,433,513

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements

Years Ended December 31, 2010 and 2009

1. Description of Plans

The accompanying financial statements comprise the employee retirement savings plans of Harley-Davidson, Inc. and subsidiaries (collectively, the “Company”) that participate in the Harley-Davidson Retirement Savings Plan Master Trust (the “Master Trust”).

The following description of the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (each, a “Plan” and collectively, the “Plans”) provides only general information. Participants should refer to the applicable plan document for more complete information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. Except for participant loans, all Plan assets are held in the Master Trust. The trustee of the Master Trust is Fidelity Management Trust Company. Fidelity Investments Institutional Operations Company, Inc. is the record-keeper for the Plans. Harley-Davidson Motor Company Group, LLC is the plan sponsor for the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees, and Buell Motorcycle Company was the plan sponsor for the Buell Motorcycle Company Retirement Savings Plan.

General

Harley-Davidson Retirement Savings Plan for Salaried Employees

The Harley-Davidson Retirement Savings Plan for Salaried Employees (“SSP”) is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc.; Harley-Davidson Motor Company Group, LLC; Harley-Davidson Motor Company, Inc.; Harley-Davidson Motor Company Operations, Inc.; H-D Michigan, LLC; and Harley-Davidson Dealer Systems, Inc. (“HDDS”) meeting minimum eligibility requirements.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

The Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (“WHSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc Milwaukee area and Tomahawk plants, subject to a union bargaining agreement and meeting minimum eligibility requirements.

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

The Harley-Davidson Retirement Savings Plan for Kansas City Hourly (“KCSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Kansas City plant, subject to a union bargaining agreement and meeting minimum eligibility requirements.

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

The Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (“YSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. York plant, subject to a union bargaining agreement and meeting minimum eligibility requirements.

Buell Motorcycle Company Retirement Savings Plan

Buell Motorcycle Company Retirement Savings Plan (“BSP”) was a defined contribution plan that covered certain former employees of the Buell Motorcycle Company, LLC meeting minimum eligibility requirements. The BSP was subject to the provisions of ERISA.

During October 2009, the Company announced its intent to exit the Buell product line (the “Buell Announcement”). As a result, the majority of the BSP participants were terminated during the year ended December 31, 2009. Effective December 31, 2010, the BSP was merged with and into the SSP. Accordingly, Plan assets of $4,278,929 were transferred into the SSP. The notes to the financial statements are presented and apply to the plan prior to the merger. There were no active employees participating in the BSP as of the date of the merger.

Contributions

Participants may defer a portion of their compensation on a pretax basis through contributions to the Plans. The Plans also allow participants to make Roth contributions to the Plans on an after-tax basis. For purposes of the Plans, a Roth contribution is an elective deferral that otherwise would be a pretax contribution to the Plans, but the participant, at the time of making the cash or deferral election with respect to the contribution, has irrevocably designated it as a Roth

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

contribution rather than as a pretax contribution. A Roth contribution is included in the participant’s taxable income at the time the participant would have received that amount in cash if the participant had not elected to have the amount contributed to the Plans as a Roth contribution. The maximum amount that participants may defer and contribute to the Plans is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the “Code”). Rollover contributions to the Plans are permitted under certain circumstances, as defined in the applicable Plans. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to Internal Revenue Service (“IRS”) limits.

Harley-Davidson Retirement Savings Plan for Salaried Employees (SSP)

The SSP allows for Company matching contributions in Company common stock up to $0.50 or $0.75 per dollar of participant contributions, depending on the participant’s date of hire and/or employment location. Company matching contributions may vary according to the Company’s financial performance. For the 2010 plan year, the matching contribution was made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Participants (excluding HDDS) with a date of hire or rehire on or after August 1, 2006, and who are not covered under the Retirement Annuity Plan for Salaried Employees of Harley-Davidson (Retirement Annuity Plan) during the same period may receive an employer retirement contribution of 4% of their eligible pay which is made regardless of the employee’s participation in the SSP or Company performance. Employees hired on/after January 1, 2007, are automatically enrolled in the SSP unless they affirmatively opt out.

Upon termination of employment, the nonvested portion of the participant’s account, as defined by the SSP, represents a forfeiture. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $402,617 and $110,697, respectively. Company contributions to the SSP for the years ended December 31, 2010 and 2009, were reduced by forfeited nonvested accounts of $346,404 and $94,995, respectively.

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (WHSP)

The WHSP allows for Company matching contributions in Company common stock up to $0.25 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2010 plan year, the matching contribution was made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Upon termination of employment, the nonvested portion of the participant’s account, as defined by the WHSP, represents a forfeiture. At December 31, 2010, forfeited nonvested accounts totaled $455 and were used to reduce Company contributions for the year ended December 31, 2010.

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (KCSP)

The KCSP allows for Company matching contributions in Company common stock up to $0.25 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2010 plan year, the matching contribution was made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation.

Upon termination of employment, the nonvested portion of the participant’s account, as defined by the KCSP, represents a forfeiture. At December 31, 2010, forfeited nonvested accounts totaled $1,286 and were used to reduce Company contributions for the year ended December 31, 2010.

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (YSP)

The YSP allows for Company matching contributions in Company common stock up to $0.50 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2010 plan year, the matching contribution was made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Effective February 2, 2010, employees hired on or after this date are automatically enrolled into the YSP unless they affirmatively opt out.

Upon termination of employment, the nonvested portion of the participant’s account, as defined by the YSP, represents a forfeiture. At December 31, 2010, forfeited nonvested accounts totaled $41,360 and were used to reduce Company contributions for the year ended December 31, 2010.

Buell Motorcycle Company Retirement Savings Plan (BSP)

The BSP allowed for Company matching contributions in Company common stock, up to $0.50 or $0.75 per dollar of participant contributions, depending on the participant’s date of hire. Company matching contributions varied according to the Company’s financial performance. The matching contributions applied only to participant contributions up to 6% of a participant’s eligible compensation.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Participants with a date of hire or rehire on or after August 1, 2006, and who were not covered under the Retirement Annuity Plan during the same period received an employer retirement contribution of 4% of their eligible pay, which was made regardless of the employee’s participation in the BSP or Company performance. Employees hired on/after January 1, 2007, were automatically enrolled in the BSP unless they affirmatively opted out. As a result of the Buell Announcement, participants who were terminated during the year ended December 31, 2009, or later became 100% vested in their entire account balance regardless of years of service.

Participants’ Accounts

Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals. Participants have the option of investing their contributions in one or any combination of 25 investment funds. The Plans are intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provide that participants may choose to direct their contributions and/or all or part of their account balances among any of their respective Plan’s investment alternatives daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service, with 1,000 hours of service in each year. Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plans.

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

1. Description of Plans (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A borrower may request a loan only if the borrower’s vested Plan account balance is at least $2,000, and the minimum loan amount shall be $1,000. Loans are not permitted from employer matching contributions or employer retirement contributions regardless of vesting status. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).

Administrative Expenses

Administrative expenses are shared by the Company and the Plans. Loan application and service fees are paid directly by participants.

Plan Termination

Although it has not expressed any intent to do so, for the WHSP, the KCSP, and the YSP, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA and the applicable union bargaining agreements. In the event of plan termination, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with United States generally accepted accounting principles.

Investment Valuation and Income Recognition

All investment assets held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion and disclosures related to fair value measurement. The Master Trust is an arrangement that provides for the collective investment of the assets of the Plans (see Note 3).

Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Master Trust has an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans (the “Managed Income Portfolio Fund”), which includes benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of their respective Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of assets available for benefits present the fair value of the Managed Income Portfolio Fund and the adjustment from fair value to contract value.

Risks and Uncertainties

The Plans invest in various investment securities. Investments are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and notes.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date.

Use of Estimates

The preparation of financial statements in conformity with United Sates generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current presentation.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities measure at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified that requirement for entities to disclose information about both the valuation techniques and inputs used to estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Because ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plans’ net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

3. Master Trust

The purpose of the Master Trust is the collective investment of assets of the participating plans. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating Plans by assigning to each plan those transactions (primarily contributions, benefit payments, and Plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual Plans daily based on each participant’s account balance within each investment fund option.

A summary of the Master Trust’s net assets as of December 31, 2010 and 2009, is as follows:

	2010	2009
Investments at fair value:
Mutual funds:
U.S. equity funds	$159,503,064	$128,991,907
International equities	59,753,795	60,443,909
Fixed income	33,424,680	29,948,889
Balanced funds	136,329,643	120,100,952
Common trust fund:
Managed Income Portfolio Fund	69,463,095	74,461,110
Harley-Davidson, Inc. Common Stock Fund	113,575,767	91,235,087

Net assets of the Master Trust at fair value	572,050,044	505,181,854
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(564,802)	1,384,617

Net assets of the Master Trust	$571,485,242	$506,566,471

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

3. Master Trust (continued)

Investment income has been allocated among the Plans based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the years ended December 31, 2010 and 2009, are as follows:

	2010	2009

Interest and dividend income	$8,588,298	$8,933,965
Net appreciation in fair value of mutual funds	44,098,661	74,023,521
Net appreciation in fair value of common stock – Harley-Davidson, Inc.	32,919,854	36,585,438

Investment income of the Master Trust	$85,606,813	$119,542,924

The Plans’ percentage interests in the Master Trust as of December 31, 2010 and 2009, are as follows:

	2010	2009

SSP	61%	60%

WHSP	26	25

KCSP	1	1

YSP	12	13

BSP	—	1

Total	100%	100%

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2010 and 2009:

	2010	2009

Harley-Davidson, Inc. common stock	$112,662,592	$90,565,046
Money market fund	792,418	737,610
Other receivable (payable)	120,757	(67,569)

Net assets of the Harley-Davidson, Inc. Common Stock Fund	$113,575,767	$91,235,087

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation techniques and inputs used as of December 31, 2010 and 2009, for the Master Trust’s assets measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares held at year-end.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common trust fund: Valued at NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

The fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plans are required to provide a one-year redemption notice to liquidate their entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans.

Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund (money market fund) sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
U.S. equity funds	$159,503,064	$—	$—	$159,503,064
International equity	59,753,795	—	—	59,753,795
Fixed income	33,424,680	—	—	33,424,680
Balanced funds	136,329,643	—	—	136,329,643
Common trust fund – fixed income	—	69,463,095	—	69,463,095
Harley-Davidson Inc. Common Stock Fund	—	113,575,767	—	113,575,767

Total assets at fair value	$389,011,182	$183,038,862	$—	$572,050,044

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
U.S. equity funds	$128,991,907	$—	$—	$128,991,907
International equity	60,443,909	—	—	60,443,909
Fixed income	29,948,889	—	—	29,948,889
Balanced funds	120,100,952	—	—	120,100,952
Common trust fund – fixed income	—	74,461,110	—	74,461,110
Harley-Davidson Inc. Common Stock Fund	—	91,235,087	—	91,235,087

Total assets at fair value	$339,485,657	$165,696,197	$—	$505,181,854

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements (continued)

5. Transactions With Parties-in-Interest

Certain investments are shares of mutual funds and units of common collective trust funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plans, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.

6. Tax Status

The Plans have received determination letters from the IRS, all dated April 5, 2001, stating that the Plans are qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letters, the Plans were amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plans, as amended, are qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plans are no longer subject to income tax examinations for years prior to 2007.

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plans’ assets available for benefits reported in the financial statements to the assets reported at December 31, 2010 and 2009 on the Form 5500:

	December 31, 2010
	SSP	WHSP	KCSP	YSP	BSP
Assets available for benefits reported in the financial statements	$358,902,742	$152,304,766	$9,986,430	$70,170,897	$—
Adjustment from contract value to fair value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	276,193	238,396	6,041	44,172	—

Assets reported on the Form 5500	$359,178,935	$152,543,162	$9,992,471	$70,215,069	$—

	December 31, 2009
	SSP	WHSP	KCSP	YSP	BSP
Assets available for benefits reported in the financial statements	$306,843,926	$130,904,398	$8,090,813	66,675,109	$6,433,513
Adjustment from contract value to fair value for interest in Harley-Davidson Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contracts	(721,211)	(516,853)	(13,731)	(116,351)	(16,471)

Assets reported on the Form 5500	$306,122,715	$130,387,545	$8,077,082	$66,558,758	$6,417,042

Harley-Davidson Retirement Savings Plans

Notes to Financial Statements

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase (decrease) in the Plans’ net assets available for benefits per the financial statements to the December 31, 2010 Form 5500:

	Year Ended December 31, 2010
	SSP	WHSP	KCSP	YSP	BSP

Net increase (decrease) in net assets available for benefits per the financial statements	$52,058,816	$21,400,368	$1,895,617	$3,495,788	$(6,433,513)
December 31, 2010 adjustment from contract value to fair value for interest in Harley-Davidson Retirement Savings Plan Master Trust related to fully benefit-responsive investment contracts	276,193	238,396	6,041	44,172	—
December 31, 2009 adjustment from contract value to fair value for interest in Harley-Davidson Retirement Savings Plan Master Trust related to fully benefit-responsive investment contracts	721,211	516,853	13,731	116,351	16,471

Net increase (decrease) in net assets available for benefits per the Form 5500	$53,056,220	$22,155,617	$1,915,389	$3,656,311	$(6,417,042)

Harley-Davidson Retirement Savings Plans

EIN #39-1805420

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)
* Various participants	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2020, collateralized by applicable participants’ account balances	$3,812,722

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)
* Various participants	Notes receivable from participants, 4.25% to 9.50%, maturing at various dates through 2020, collateralized by applicable participants’ account balances	$4,234,100

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)
* Various participants	Notes receivable from participants, 4.25% to 9.50%, maturing at various dates through 2019, collateralized by applicable participants’ account balances	$636,839

Harley-Davidson Retirement Savings Plan for York Bargaining Unit Employees (Plan No. 008)
* Various participants	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2019, collateralized by applicable participants’ account balances	$1,538,216

*	Represents a party-in-interest

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm